1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	December 22, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of November 2021.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		10/31/2021	11/30/2021
Senior Vice President	J.K. Wang	2,744,791	2,764,791	20,000
Senior Vice President	Cliff Hou	441,923	442,923	1,000
Vice President and Chief Financial Officer	Wendell Huang	1,651,715	1,651,728	13
Vice President	Geoffrey Yeap	15,000	17,000	2,000
Vice President	Jonathan Lee	332,507	333,174	667
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares pledged as of		Changes
		10/31/2021	11/30/2021
Vice President and General Counsel	Sylvia Fang	100,000	50,000	(50,000)

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
(1) Fixed-income investment: NT$9.0 billion of acquisition and NT$4.8 billion of disposition.
(2) Machinery equipment: NT$3.6 billion of disposition

4. The capital appropriations approved by TSMC board of directors:
(1) Machinery equipment for advanced technology capacity: NT$154.3 billion;
(2) Machinery equipment for advanced packaging, mature and specialty technology capacity: NT$10.7 billion;
(3) Machinery equipment for R&D capital investments and sustaining capital expenditures: NT$18.8 billion;
(4) Real estate and capitalized leased assets: NT$55.6 billion.

5. The unsecured bonds issued by TSMC and its subsidiaries: None